Mail Stop 3561

May 1, 2007

Lee D. Dodson, Chief Executive Officer
Radale Imports, Inc.
P.O. Box 1990
Rancho Santa Fe, CA 92067

>   **Re: Radale Imports, Inc.**
>   **Form 10-KSB for Fiscal Year Ended**
>   **March 31, 2006**
>   **File No. 0-49708**

Dear Mr. Dodson:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                   Sincerely,

                                   Tia L. Jenkins
                                   Senior Assistant Chief Accountant
                                   Office of Emerging Growth
                                   Companies

cc: Lee D. Dodson, CEO
     Fax: (858) 756-3295
     Thomas J. Kenan, Esq.
     Fuller, Tubb, Pomeroy & Stokes
     Fax: (405) 232-8384